Extraordinary General Meeting of CollPlant Holdings Ltd.

Date: June 7, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To approve the Arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants, as described in the accompanying proxy statement.	☐	☐	☐

	Yes	No
1a. Do you hold Series I Warrants and/or Series K Warrants whose value in aggregate exceeds 70% of the value of your holding on the Company's ordinary shares or ADSs? For this purpose, the value of the ordinary shares, ADSs and Series I and Series K Warrants will be calculated as described in the accompanying proxy statement (Response required for vote to be counted).	☐	☐

	For	Against	Abstain
2. To issue a pre-paid warrant to purchase 21,200 ADSs representing 1,060,000 ordinary shares of the Company to Alpha Capital Anstalt.	☐	☐	☐

	Yes	No
2a. Are you Alpha Capital Anstalt and/or anyone acting on its behalf? (Response required for vote to be counted).	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of CollPlant Holdings Ltd.
to be held on June 7, 2018
For Holders as of May 8, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on June 4, 2018.

PROXY TABULATOR FOR
COLLPLANT HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

COLLPLANT HOLDINGS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 4, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **CollPlant Holdings Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 8, 2018** at the **Extraordinary General Meeting** of the Shareholders of **CollPlant Holdings Ltd.** to be held on **June 7, 2018** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**
2. **If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

PROXY TABULATOR FOR
COLLPLANT HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903